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                          May 9, 2023

       Daniel J. Santaniello
       President and Chief Executive Officer
       Fidelity D & D Bancorp, Inc.
       Blakely and Drinker Streets
       Dunmore, Pennsylvania 18512

                                                        Re: Fidelity D & D
Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2023
                                                            File No. 333-271616

       Dear Daniel J. Santaniello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Erik Gerhard